File No. 070 - __________


                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                             FORM U-1 DECLARATION

                                  UNDER THE

                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                   _________________________________________

                                   CONECTIV
                                800 King Street
                             Wilmington, DE  19801


              (Name of company and top registered holding company
                   parent filing this statement and address
                        of principal executive offices)

                   _________________________________________


            Peter F. Clark, Esq.                    James M. Cotter, Esq.
            Conectiv                                Simpson Thacher & Bartlett
            800 King Street                         425 Lexington Avenue
            Wilmington, DE  19801                   New York, NY  10017-3954
            (302) 429-3069                          (212) 455-2000



                  (Names and addresses of agents for service)

     Conectiv, a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby files this Form U-1 Declaration (the "Declaration") for the purpose of obtaining approval to solicit the proxies of the holders of common stock and Class A common stock of Conectiv.

Item 1.   Description of Proposed Transaction.

     A.  The Merger Agreement

     Conectiv, Potomac Electric Power Company ("Pepco"), a corporation organized under the laws of the District of Columbia and the Commonwealth of Virginia, and New RC, Inc. ("HoldCo"), a Delaware corporation and a direct wholly owned subsidiary of Pepco have entered into an Agreement and Plan of Merger, dated as of February 9, 2001 (the "Merger Agreement"). Pursuant to the Merger Agreement, (i) Merger Sub A Corp., a corporation organized under the laws of the District of Columbia and the Commonwealth of Virginia and a wholly owned subsidiary of HoldCo will on the closing date merge with and into Pepco, with Pepco as the surviving company (the "Pepco Merger"), and
(ii) Merger Sub B Corp., a corporation organized under the laws of the State of Delaware and a wholly owned subsidiary of HoldCo will on the closing date merge with and into Conectiv, with Conectiv as the surviving company (the "Conectiv Merger" and, collectively with the Pepco Merger, the "Mergers").
As a result of the Mergers, both Pepco and Conectiv will become subsidiaries of HoldCo, and HoldCo will register with the Securities and Exchange Commission (the "Commission") under Section 5 of the Act. On February 12, 2001, Conectiv and Pepco jointly issued a press release (which was filed with the Commission by Conectiv with a Current Report on Form 8-K on February 13,
2001), a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference, announcing the proposed Mergers.

     B.  Stockholders Meeting

     Pursuant to the terms of the Merger Agreement, Conectiv and Pepco have agreed to convene meetings of their respective stockholders for the purpose of obtaining required stockholder approvals relating to the Mergers. Conectiv will seek to obtain the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of the common stock of Conectiv, voting together as a single class, to approve the Merger Agreement.

     C.  Proxy Materials

     A copy of the Conectiv and Pepco preliminary proxy materials, including the Merger Agreement, the companies' respective solicitation letters to their stockholders and the joint proxy statement/prospectus, as filed with the


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

Commission on the Form S-4 Registration Statement of New RC, Inc., on March 14, 2001, are incorporated herein by reference.

     Conectiv currently intends to begin mailing definitive proxy materials to its stockholders at least 30 days prior to its stockholder meeting to consider the proposals contained therein. Conectiv's stockholder meeting date currently is uncertain, as the status and any timing of Commission review of the proxy materials is uncertain. However, the date could be as early as June 15, 2001, with proxy materials being mailed to stockholders on or about April 26, 2001. Accordingly, Conectiv respectfully requests that the Commission grant it authority to provide its stockholders with such proxy materials in their final form (the "Solicitation") as soon as practicable, but in no event later than April 20, 2001. At a later date, Conectiv and/or HoldCo plan to file an application/declaration on Form U-1 requesting Commission authority to consummate the Mergers and related transactions.

     D.  Statement Pursuant to Rule 54

     Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a Foreign Utility Company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b), or (c) are satisfied. As demonstrated below, such rules are satisfied.

     By Order dated August 17, 2000, HCAR No. 27213 (the "August 17 Order"), the Commission authorized Conectiv to invest up to $350 million ("EWG Project Limit") in EWGs. Conectiv has no investments in FUCOs and does not propose to make any investments in FUCOs. Conectiv is currently in compliance with the EWG Project Limit, in that its current investment in EWGs as of December 31, 2000 equals $47.5 million. Moreover, Conectiv will inform the Commission of its investments in EWGs on an ongoing basis by filing with the Commission, as required by the August 17 Order, quarterly certificates containing extensive information specified in the August 17 Order concerning those investments. With respect to the other requirements of Rule 53:

     (i) Conectiv maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

          (A) For each United States EWG in which Conectiv directly or indirectly holds an interest:



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

               (1) the books and records for such EWG will be kept in conformity with United States generally accepted accounting principles ("GAAP");

               (2) the financial statements will be prepared in accordance with GAAP; and

               (3) Conectiv directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

          (B) For each FUCO or foreign EWG which is a majority-owned subsidiary of Conectiv:

               (1) the books and records for such subsidiary will be kept in accordance with GAAP;

               (2) the financial statements for such subsidiary will be prepared in accordance with GAAP; and

               (3) Conectiv directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

          (C) For each FUCO or foreign EWG in which Conectiv owns 50% or less of the voting securities, Conectiv directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause:

               (1) such entity to maintain books and records in accordance with GAAP;

               (2) the financial statements of such entity to be prepared in accordance with GAAP; and

               (3) access by the Commission to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, will provide the Commission on request copies of such materials as are made available to Conectiv and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, Conectiv will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2)
          (iii) (A) and (a) (2) (iii) (B) of Rule 53.


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

     (ii) No more than 2% of Conectiv's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG or FUCO in which Conectiv directly or indirectly holds an interest.

    (iii) Conectiv, in connection with any Form U-1 seeking approval of EWG or FUCO financing, will submit copies of such Form U-1 and every certificate filed pursuant to Rule 24 with every federal, state or local regulator having jurisdiction over the retail rates of the public utility companies in the Conectiv holding company system. In addition, Conectiv will submit to each such commission copies of any amendments to any Form U-1 seeking approval of EWG or FUCO financing and any Rule 24 certificates required thereunder, as well as a copy of Item 9 of Conectiv's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization therein requested is granted).

     (iv) None of the provisions of paragraph (b) of Rule 53 render paragraph
(a) of that Rule unavailable for a transaction requiring Commission approval for the issuance and sale of a security by Conectiv for purposes other than the acquisition of an EWG or FUCO or other transactions by Conectiv or its subsidiaries other than with respect to EWGs or FUCOs.

          (A) Neither Conectiv nor any subsidiary of Conectiv having a book value exceeding 10% of Conectiv's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

          (B) As stated previously, Conectiv is in complete compliance with the August 17 Order, which dealt with the status of Conectiv's consolidated retained earnings.

          (C) Conectiv did not incur operating losses from direct or indirect investments in EWGs and FUCOs in 2000 in excess of 5% of Conectiv's December 31, 2000 consolidated retained earnings.


Item 2.   Fees, Commissions and Expenses.

     The estimate of the approximate amount of fees and expenses payable in connection with the proposed Solicitation is as follows:

          Counsel fees                   $  10,000
          Proxy solicitation firm        $  50,000
          Printing expenses              $ 850,000

          TOTAL                          $ 910,000
                                           =======


Item 3.   Applicable Statutory Provisions.

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

     Section 12(e) of the Act provides that any solicitation of any proxy regarding any security of a registered holding company shall be unlawful if made in contravention of such rules as may be promulgated by the Commission. The Commission has promulgated Rule 62 under the Act, which provides that no such solicitation shall be made in connection with any transaction that will be the subject of an application to be filed with the Commission under the Act, except pursuant to a Declaration with respect to such solicitation which has become effective. This Declaration is being filed by Conectiv with respect to the proposed Solicitation in accordance with Rule 62.

Item 4.   Regulatory Approval.

     No state regulatory authority and no federal regulatory authority, other than the Commission, have jurisdiction over the proposed Solicitation.

Item 5.   Procedure.

     It is requested that the Commission issue and publish not later than April 20, 2001 a notice with respect to the filing of this Declaration and, concurrently therewith, that the Commission enter an appropriate order granting and permitting this Declaration to become effective.

     No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.



















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

Item 6.   Exhibits and Financial Statements.

     Exhibit 1 Joint Press Release.

     Exhibit 2 Preliminary Proxy Materials of Conectiv and Pepco
               (incorporated herein by reference).

     Exhibit 3 Opinion of Counsel

     Exhibit 4 Form of Notice

Item 7.   Environmental Effects.

     The proposed Solicitation does not involve major Federal action having a significant effect on the human environment. No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed Solicitation.































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

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this statement to be duly signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 21, 2001
                               CONECTIV

                               /s/ Peter F. Clark, Esq.
                               ----------------------------------
                               Name:  Peter F. Clark, Esq.
                               Title:  Vice President, Secretary
                                       and General Counsel


































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

                               INDEX OF EXHIBITS



EXHIBIT                                                          TRANSMISSION
NUMBER                            EXHIBITS                          METHOD



 1                         Joint Press Release.              [Electronic]


 2                         Preliminary Proxy Materials   [Filed with the
                             Conectiv and Pepco.         Commission in the
                                                         Registration Statement
                                                         on Form S-4 of New RC,
                                                         Inc., Registration No
                                                         333-57042]

 3                         Opinion of Counsel.               [Electronic]


 4                         Form of Notice.                   [Electronic]
























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